June 24, 2021

CONFIDENTIAL SUBMISSION

VIA EDGAR

U.S. Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	Mynaric AG

Confidential Submission of Draft Registration Statement on Form F-1

Ladies and Gentlemen:

On behalf of Mynaric AG, a stock corporation (Aktiengesellschaft) organized under the laws of Germany (the “Company”), we hereby confidentially submit pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”), a Draft Registration Statement on Form F-1 (the “Registration Statement”) of the Company as an “Emerging Growth Company” pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act of 2012, for confidential non-public review by the Staff of the U.S. Securities and Exchange Commission prior to the public filing of the Registration Statement.

The Company is a “foreign private issuer,” as defined in Rule 405 of Regulation C under the Securities Act and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended. Pursuant to the financial information requirement in Item 8.A.5 of Form 20-F, the Company is not required to include interim financial statements in the Registration Statement prior to September 30, 2021. As such, the Registration Statement omits unaudited interim financial statements for the three months ended March 31, 2021. However, the Company undertakes to include unaudited interim financial statements for the six months ended June 30, 2021 when available.

Sullivan & Cromwell LLP is a registered limited liability partnership established under the laws of the State of New York.

The personal liability of our partners is limited to the extent provided in such laws. Additional information is available upon request or at www.sullcrom.com.

A list of partners’ names is available for inspection at the above address.

The Company confirms that it will publicly file the Registration Statement and any non-public draft submissions at least 15 days prior to any road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the Registration Statement.

If you have questions concerning this submission or require any additional information, please do not hesitate to contact me at +49 69 4272 5525.

Very truly yours,

/s/ Krystian Czerniecki
Krystian Czerniecki

cc:	Bulent Altan, Chief Executive Officer

Stefan Berndt-von Bülow, Chief Financial Officer

Joachim Horwath, Chief Technology Officer

(Mynaric AG)

Craig F. Arcella

Sasha Rosenthal-Larrea

(Cravath, Swaine & Moore LLP)